Exhibit 99.1

                                  CLIXTIX, INC.
               Corporate Governance Principles and Code of Ethics

The Board of Directors of Clixtix, Inc. ("Clixtix" or the "Company," including any subsidiaries) recognizes the importance of good corporate governance and Code of Ethics as a means of addressing the needs of the Company's stockholders, employees and customers. These Principles are intended to serve as flexible guidelines and are to be interpreted within the context of the Company's Bylaws, other governing legal documents and all applicable laws, all of which necessarily take precedence. The Board of Directors recognizes that corporate governance is a developing and dynamic area warranting periodic review. Accordingly, these Principles are reviewed periodically and revised as appropriate to ensure the effective functioning of the Board of Directors and high quality corporate governance.

1. Responsibilities and Functions of Board of Directors

The Board of Directors, elected each year by the Company's stockholders at an annual meeting of stockholders, fosters and encourages an environment of strong disclosure controls and procedures, including internal controls, financial accountability, high ethical standards and compliance with applicable policies, laws and regulations.

The primary responsibility of members of the Company's Board of Directors is to uphold the best interests of the Company and its stockholders as a whole by overseeing the management of the Company's business and affairs.

While the Board may call special meetings in order to address specific needs of the Company from time to time, it is generally expected that the Board of Directors will meet at regular intervals and are expected to hold approximately four meetings or more per fiscal year during which the Board will perform a number of specific functions, including but not limited to:

      a. Reviewing and discussing the performance of the Company, as well as any immediate issues facing the company;

      b. Reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;

      c. Ensuring processes are in place for maintaining the integrity of its financial statements, the integrity of compliance with law and ethics and

      d. Assessing and reviewing major risks facing the Company and planning options, if any, for their mitigation.

For each Board meeting, Board members are encouraged to suggest the inclusion of item(s) for the agenda in consultation with each other and senior management of the Company.

It is expected that each Director will make every effort to attend each Board meeting. While attendance in person is preferred, attendance by teleconference is permitted if necessary under the circumstances.


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The proceedings and deliberations of the Board are confidential. Each Director will maintain the confidentiality of information received in connection with his or her service as a Director.

2. Board Access to Management

At all times, Board members shall be able to freely access Company management without hindrance or undue delay while ensuring that such contact is not distracting to the business operations of the Company and that such contact, if in writing, is copied to the Chairman and Chief Executive Officer.

In addition, management may be invited to attend Board meetings, during which time management may brief the Board on items of particular interest and/or concern. Senior management is encouraged to offer presentations at such meetings by individuals who can provide additional insight into items being considered or who may have potential for greater responsibility and should be given exposure to the Board.

3. Board Access to Independent/Outside Advisors

The Board of Directors has the authority, when it should be deemed necessary to carry out duties, to retain independent legal, financial or other advisors and to approve each such advisor's fees and other retention terms at the expense of the Company.

4. Size of Board

The Company's Bylaws provides that the number of Directors shall be fixed from time to time by the Board of Directors, but in no event shall be less than the minimum required by law. The Board should be large enough to maintain the Company's required expertise but not too large to function efficiently in light of the Company's overall operations and status.

5. Ethics and Conflicts of Interest of the Board

The Board expects all Directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the policies comprising the Company's Code of Ethics. At any time that a Board member develops an actual or potential conflict of interest with the Company, the conflict should be reported without delay to the Chairman of the Board and Chief Executive Officer. In the event that a conflict of interest cannot be effectively resolved, the Board member shall resign.

Should a member of the Board or any member of his or her immediate family have a matter before the Board in which they have a personal interest, then this interest and the material facts and relationships relating thereto must be disclosed immediately.

Furthermore, if a Board member becomes aware of a business opportunity that could be of potential benefit to the Company, then he or she must first introduce this opportunity to the Board of Directors for consideration and not endeavor to profit personally from the opportunity unless the Company declines to pursue it.


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6. Criteria and Selection of Board Membership

The Board of Directors is responsible to the Company's stockholders for identifying and recommending the most qualified Director candidates to fill newly created directorship positions and vacancies and further recommend these candidates for election by stockholders.

Directors should possess the highest personal and professional ethics, responsibility, fairness, integrity and values and be committed to representing the long-term interests of the Company's stockholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment.

The Company's general counsel or its Chief Financial Officer shall be responsible for providing an orientation for all new Directors and for periodically providing materials or briefing sessions on subjects that would assist Directors in discharging their duties. Each new Director shall, within six weeks of election to the Board, spend a reasonable amount of time at corporate headquarters for an in-depth overview of the Company's strategic plans, its financial statements and key policies and practices.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time. Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities or in the event that a conflict of interest cannot be effectively resolved.

7. Term Limits for Board Members

There is no time term-limit for service to the Board, nor does the Board believe that a term limit should be established. By abstaining from term limits, the Company believes it can successfully retain Board members who, over time, have been able to garner industry knowledge and are intimate with the Company's operations.

Such Directors are able to significantly contribute to the Board's function since they have helped to foster the Company's corporate vision and better understand industry trends.

8. Outside Board Directorships

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively. Since service to the Company's Board of Directors may require significant time and responsibility commitments, Board members are encouraged to limit the number of public company boards that they may concurrently serve on to three.

Board members shall notify the Chairman and Chief Executive Officer of any and/or all other public company boards on which they may serve or to which they have received an invitation to serve prior to accepting such positions.

9. Board Performance Assessment and Review


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Meaningful Board evaluation may require a self-assessment of the effectiveness of the full Board and individual Directors. Accordingly, the Board shall perform an annual self-evaluation through its Directors.

This review may require establishing protocols and procedures for evaluation of individual Board members in order to ensure that each sitting member brings expertise that is relevant to the Company's needs at that time and that the skills and contributions of the Directors are conducive to the Board's function as a group.

While individual Board member review may be of value, the purpose of this evaluation is to increase the effectiveness of the Board, not to focus on the performance of individual Board members.

10. Director's Compensation

During the normal course of business, members of the Board of Directors are not eligible for compensation unless compensation is agreed to as a condition of the Board member's service to the Company or in the event of extraordinary circumstances.

Board members who are also employees of the Company receive no additional compensation for serving on the Board of Directors.

While all Board members may be eligible to receive reimbursement for travel and related meeting attendance expenses, only non-employee Directors may be eligible to receive payment for serving on the Board of Directors.

11. Stock Option Grants

Directors, Officers, employees of and consultants to the Company, selected by the Board of Directors may be eligible to receive grants. The grant may be in the form of a stock award, restricted stock purchase offer, incentive stock option or a non-statutory option. The Board of Directors designates the times at which the grant will be made, the type and number of options (and the number of shares subject to those options) or stock awards to be granted.

12. Prohibition on Personal Loans

The Company and the Board of Directors will not engage in offering or making available credit or loan arrangements to any member of the Board or the Company's executive management.

14. Confidential Voting

Each stockholder eligible to vote on any matter submitted to a stockholder vote is entitled to one vote, in person or by proxy, for each share of common stock eligible to be voted and held by such stockholder.

Each stockholder who votes by proxy shall have confidential treatment of its votes for the election of Directors and all other matters submitted to a stockholder vote.

15. Code of Ethics


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The Company has adopted the following "Code of Ethics" which includes policies calling for strict observance of all laws applicable to the Company, describes conflict of interest guidelines, standards of business conduct, and other principles and policies. Each Director, Officer and Employee of the Company is expected to be familiar with and to follow these policies to the extent applicable to them:

                   CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER
                           AND CHIEF FINANCIAL OFFICER
                                       OF
                                  CLIXTIX, INC.

The Chief Executive Officer and Chief Financial Officer (collectively, the "Senior Officers") hold an important and elevated role in corporate governance. As part of the Corporate Leadership Team, Senior Officers are vested with both the responsibility and authority to protect, balance, and preserve the interests of all of the enterprise stakeholders, including shareholders, clients, employees, and citizens of the communities in which business is conducted. Senior Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the enterprise's financial organization, and by demonstrating the following:

I. Honest and Ethical Conduct

Senior Officers will exhibit and promote the highest standards of honest and ethical conduct through the establishment and operation of policies and procedures that: Encourage and reward professional integrity in all aspects of the financial organization, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from the financial organization or the enterprise itself.

      o Prohibit and eliminate the appearance or occurrence of conflicts between what is in the best interest of the enterprise and what could result in material personal gain for a member of the financial organization, including Senior Officers.

      o Provide a mechanism for members of the finance organization to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.

      o Demonstrate their personal support for such policies and procedures through periodic communication reinforcing these ethical standards throughout the finance organization.

II. Financial Records and Periodic Reports

Senior Officers will establish and manage the enterprise transaction and reporting systems and procedures to ensure that:

      o Business transactions are properly authorized and completely and accurately recorded on the Company's books and records in accordance with Generally Accepted Accounting Principles (GAAP) and established company


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      o     financial policy.

      o The retention or proper disposal of Company records shall be in accordance with established enterprise financial policies and applicable legal and regulatory requirements.

      o Periodic financial communications and reports will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will quickly and accurately determine their significance and consequence.

III. Compliance with Applicable Laws, Rules and Regulations

Senior Officers will establish and maintain mechanisms to: Educate members of the finance organization about any federal, state or local statute, regulation or administrative procedure that affects the operation of the finance organization and the enterprise generally.

      o Monitor the compliance of the finance organization with any applicable federal, state or local statute, regulation or administrative rule

      o Identify, report and correct in a swift and certain manner, any detected deviations from applicable federal, state or local statute or regulation

Adopted May , 2004.


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